Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect, Wholly-Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2016	2015
	(in millions, except ratios)
Net income (loss)	$169	$(377)
Equity in earnings of unconsolidated affiliates, net of distributions	59	917
Income tax expense (benefit)	113	(217)
Capitalized interest	(1)	(1)
	340	322

Fixed charges, as defined:

Interest	93	103
Capitalized interest	1	1
Interest component of rentals charged to operating expense	3	2
Total fixed charges	97	106

Earnings, as defined	$437	$428

Ratio of earnings to fixed charges	4.51	4.04